FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
                                  ------------
             (Exact Name of Registrant as Specified in its Charter)

                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





    (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                              Form 20-F X   Form 40-F
                                       ---           ---

        (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934)

                                Yes     No X
                                   ---    ---

       (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)

                                   ENCLOSURES


     InfoVista SA (the "Company") is furnishing under cover of Form 6-K a press release dated January 24th, 2002 announcing unaudited second quarter FY 2001/2002 results.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      INFOVISTA SA

Dated : January 24th, 2002            By : /s/ ALAIN TINGAUD
                                           ---------------------------
                                           Alain TINGAUD
                                           Chairman and Chief Executive Officer

INFOVISTA ANNOUNCES ROBUST SECOND QUARTER RESULTS
-------------------------------------------------

     o    19% QoQ REVENUE GROWTH
     o    28% QoQ LICENSE REVENUE GROWTH
     o    RECORD GROSS MARGIN
     o    STRENGTHENED COMPETITIVE POSITION IN EUROPE AND US

PARIS, FRANCE and COLUMBIA, MD - January 24, 2002 - InfoVista (NASDAQ: IVTA, Nouveau Marche: 7667), a global provider of service assurance software solutions that help service providers and enterprises achieve better returns from their complex IT infrastructures, today reported financial results for its second quarter ended December 31, 2001. Total revenue was (euro)7.7 million, representing a significant increase of 19% over the previous quarter. Adjusted net loss for the quarter was (euro)1.3 million or (euro)0.07 per share, as compared to (euro)1.8 million or (euro)0.09 per share in the quarter ended September 30, 2001.

"I am very pleased with the robust set of results that we have announced today. They reflect InfoVista's ability to deliver on the Company's strategic objectives, even during periods of high market volatility, such as we've experienced throughout the course of the last year," commented Alain Tingaud, Chairman and Chief Executive Officer. "We have seen strong growth in revenues this quarter, up 19% sequentially, including a significant 28% increase in license revenues. This is a testimony to the market's growing demand for our software solutions."

Strong Financial Discipline Leads to Improvement in Key Indicators
------------------------------------------------------------------

Building on the quarter's higher revenues, the Company was able to significantly improve its gross profit margin to 78%, versus 73% last quarter. Additionally, the focused management of account receivables helped contribute to the positive cash flow position at the quarter-end. The Company significantly reduced its DSO rate to 86 days as compared to 120 days for the quarter ended September 30 2001. Compared to the previous quarter, the Company also continued to invest moderately in Sales & Marketing ((euro)4.3 million) and R&D ((euro)1.8 million), while maintaining a flat level of General & Administrative costs ((euro)1.8 million). Philippe Ozanian, Chief Financial Officer, remarked: "Over the last 5 months, the Company has made continuous improvements in its financial discipline and management of costs in all areas. With significant improvements in key financial indicators such as gross margins, cash flow and DSO's, coupled with stringent cost controls - especially in General & Administrative - we have achieved a cash-positive position at the close of our second quarter. The execution of our financial initiatives gives me confidence that we will be able to invest intelligently and flexibly to take advantage of the growth that we see in the market."

Business Highlights
-------------------

o InfoVista's total number of customers increased to 502. New customers who chose InfoVista's solutions during the quarter included:

     o    North America: Cingular Wireless, Devon and Perot Systems

     o    Europe: ST Microelectronics, ABN AMRO and AGIS

     o    Asia Pacific: AAPT

o License revenues increased 28% contributing 67% to total revenues, while Service revenues contributed 33%.

o Recurring business from existing customers such as Deutsche Telecom (T-Data), Telefonica, Federal Bureau of Investigation (FBI), Total Fina Elf, and Teleglobe, represented 66% of total revenues.

o Revenues increased significantly in the European, North American and Asian markets, representing 53%, 39% and 8% of total revenues, respectively.

o Revenues from the Service Provider market contributed 70% of total revenues, with Enterprise representing 30%.

o    Revenues from Indirect sales channels  contributed  30% to total  revenues.
     The  Company  announced  new  and  expanded   relationships  with  partners
     including EYT, Satec, Intelcom, HP Consulting and Danet.

o During the quarter, the Company's much awaited solution for building on-demand, real-time reporting, VistaNext, received 15 orders.

o With an increased cash balance of more than (euro)60 million, or (euro)3.06 per outstanding share, InfoVista's financial position remains exceptionally solid.

o    As at December 31, 2001, InfoVista had a total of 230 employees globally.

o On January 2, InfoVista shares began trading on the new NextEconomy segment of Euronext, the pan-European stock exchange.

Targeted Investment to Ensure Future Growth
-------------------------------------------

"The European market displayed positive signs of growth in the second quarter, and we are observing signs of stabilization in the US, which is encouraging. Thus we want to ensure that as the markets normalize further, InfoVista is in a position to capitalize on this growth. We have previously contained our Sales & Marketing expenses due to the weak visibility in the market. Given our current visibility and the positive feedback we're receiving from key customers, especially in the US, we aim to increase our investment in Sales & Marketing in order to seize the opportunities as they arise," stated Tingaud.



Conference Call
InfoVista will host a conference call on the same day at 10:00 a.m. (EST) / 3:00 p.m. (UK) / 4:00 p.m. (Continental Europe). To dial into the call, please use the numbers below:

From the US: (888) 455-9641
From France: +33 (0)1 70 75 00 02
From the UK/Europe: +44 (0)20 7950 5061

A replay of the teleconference will be available shortly after the end of the conference call for one week at the numbers below:

From the US: (800) 947-6583, Access code: 4558
From the UK/Europe/France: +44 (0)20 7970 8433, Access code: 4558

InfoVista's second quarter earnings conference call will be available online through www.infovista.com or at www.ccbn.com. The live webcast will begin at 10:00 a.m. (EST) / 3:00 p.m. (UK) / 4:00 pm (Continental Europe) on Wednesday, October 24, 2001 with the replay beginning shortly after the completion of the live call. This replay will be available for 7 days.

About  InfoVista
InfoVista is a leading global provider of Service Level Management software solutions. InfoVista designs, develops and markets technologically advanced software which monitors, analyzes and reports on the performance and quality of services of information technology (IT) infrastructure, including networks, servers and applications. InfoVista markets primarily to telecommunications companies, including British Telecom, France Telecom, and Cegetel; Internet service providers including UUNET and Wanadoo; and other IT-intensive organizations such as financial services companies including AXA, First Union Bank, and Banque de France, and other multinational companies like Nestle and Shell. InfoVista stock is traded on the NASDAQ under the ticker symbol IVTA and the Nouveau Marche under the symbol InfoVista (7667). For more information about the company, please visit www.infovista.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are "forward looking statements." These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the "Risk Factors" section and other disclosures in InfoVista's public filings with the US Securities & Exchange Commission and French Commission des Operations de Bourse. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

              InfoVista is a registered trademark of InfoVista, S.A
                                     # # #



                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (In thousands, except for share and per share data)


                                                  --------------------------------------------------------------------
                                                      For the six months ended         For the three months ended
                                                            December 31,                      December 31,
                                                  --------------------------------------------------------------------
                                                       2001              2000            2001              2000
                                                  ---------------- ---------------  ---------------- -----------------
                                                    (unaudited)      (unaudited)      (unaudited)      (unaudited)
Revenues
     License revenues                             (euro)   9,208   (euro)    8,990  (euro)   5,177    (euro)   5,068
     Service revenues                                      5,030             3,449           2,553             2,005
                                                  ---------------- ---------------  ---------------- -----------------
Total revenues                                            14,238            12,439           7,730             7,073

Cost of revenues
   Costs of license                                          509               311             289               183
   Costs of services (exclusive of non-cash
   compensation expense of(euro)65,(euro)68,(euro)12
   and  (euro) 29, respectively)                           2,939             2,490           1,421             1,421
                                                  ---------------- ---------------  ---------------- -----------------
Total cost of revenues                                     3,448             2,801           1,710             1,604

                                                  ---------------- ---------------  ---------------- -----------------
Gross profit                                              10,790             9,638           6,020             5,469
                                                  ================ ================ ================ =================

Operating expenses
   Selling and marketing expenses (exclusive of
   non-cash compensation expense of(euro)78,
   (euro)181, (euro)3 and(euro)29, respectively)           8,141             8,067           4,261             4,523
   Research and development expenses (exclusive
   of non-cash compensation expense of(euro)32,(euro)
   72,(euro)8 and(euro)30, respectively)                   3,338             1,910           1,806             1,061
   General and administrative expenses
   (exclusive of non-cash compensation expense
   of (euro)30,(euro)1,545,(euro)10 and(euro)26,
   respectively)                                           3,540             3,699           1,772             1,877

   Stock compensation expense                                205             1,866              33               161
   Restructuring costs                                       924                 -               -                 -
   Amortization of goodwill                                    -                41               -                41
   Amortization of intangible assets                         190                32              95                32
                                                  ---------------- ---------------  ---------------- -----------------
Total operating expenses                                  16,338            15,615           7,967             7,695

                                                  ---------------- ---------------  ---------------- -----------------
Operating loss                                            (5,548)           (5,977)         (1,947)           (2,226)
                                                  ================ ================   ============== =================

Other income (expense):
   Interest income                                         1,200             1,557             531               843
   Net foreign currency transaction gains (losses)           (48)            1,085               1              (790)
   Other expenses                                            (69)               (4)            (25)                -

                                                  ---------------- ---------------  ---------------- -----------------
Loss before income taxes and minority interests           (4,465)           (3,339)         (1,440)           (2,173)
                                                  ================ ================ ================ =================

Income tax (expense) benefit                                   7                 -              (7)                -
Minority interest                                              -                86               -               (19)
                                                  ---------------- ---------------  ---------------- -----------------
Net loss                                          (euro)  (4,458)  (euro)   (3,253) (euro)  (1,447)  (euro)   (2,192)
                                                  ================ ================ ================ =================

                                                  ---------------- ---------------  ---------------- -----------------
Adjusted net loss                                 (euro)  (3,091)  (euro)  (2,399)  (euro)  (1,320)  (euro)   (1,168)
                                                  ================ ================ ================ =================

Basic and diluted loss per share                  (euro)   (0.23)  (euro)   (0.18)  (euro)   (0.07)  (euro)    (0.12)

Adjusted basic and diluted loss per share         (euro)   (0.16)  (euro)   (0.13)  (euro)   (0.07)  (euro)    (0.06)

Basic and diluted weighted average shares             19,641,502       18,560,968       19,648,343        18,949,570
outstanding

              RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS
               (In thousands, except for share and per share data)



InfoVista provides adjusted net loss and adjusted net loss per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles (GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.


                                                  --------------------------------------------------------------------
                                                      For the six months ended         For the three months ended
                                                            December 31,                      December 31,
                                                  --------------------------------------------------------------------
                                                       2001              2000            2001              2000
                                                  ---------------- ---------------  ---------------- -----------------
                                                    (unaudited)      (unaudited)      (unaudited)      (unaudited)
                                                  ---------------- ---------------  ---------------- -----------------
Net loss                                          (euro) (4,458)   (euro)  (3,253)  (euro) (1,447)   (euro)  (2,192)
                                                  ================ ===============  ================ =================

 As adjusted net loss is exclusive of the
 following charges:
   Stock compensation expense                     (euro)   (205)    (euro) (1,866)   (euro)   (33)   (euro)    (161)
   Restructuring costs                                     (924)                 -               -                 -
   Amortization of goodwill                                    -              (41)               -              (41)
   Amortization of intangible assets                       (190)              (32)            (95)              (32)
   Net foreign currency transaction gains (losses)          (48)            1,085               1              (790)


                                                  ---------------- ---------------  ---------------- -----------------
Net effect on adjusted net loss                   (euro)  1,367    (euro)     854   (euro)    127    (euro)   1,024
                                                  ================ ===============  ================ =================
                                                  ---------------- --------------------------------- -----------------
Adjusted net loss                                 (euro) (3,091)   (euro)  (2,399)  (euro) (1,320)   (euro)  (1,168)
                                                  ================ ===============  ================ =================


                                         CONSOLIDATED BALANCE SHEETS
                             (In thousands, except for share and per share data)


                                                               --------------------------------------------
                                                                                  As of
                                                               ---------------------  ---------------------
                                                                December 31, 2001        June 30, 2001
                                                                   (unaudited)
ASSETS

Cash and cash equivalents                                      (euro)       60,059    (euro)       62,904
Trade receivables, net of allowance of(euro)407 and(euro)632,
respectively)                                                                7,408                  9,289
Prepaid expenses and other current assets                                    2,180                  2,565
                                                               ---------------------  ---------------------
     Total current assets                                                   69,647                 74,758

Fixed assets, net                                                            4,493                  4,758
Licensed technology and advances, net                                        1,448                  1,568
Goodwill and other purchased intangible assets, net                          2,949                  3,139
Deposits and other assets                                                      676                    777
                                                               ---------------------  ---------------------
     Total non current assets                                                9,566                 10,242

                                                               ---------------------  ---------------------
Total assets                                                   (euro)       79,213    (euro)       85,000
                                                               =====================  =====================

LIABILITIES & STOCKHOLDERS' EQUITY

Trade payables                                                 (euro)        3,216    (euro)        3,708
Current portion of long-term debt                                              564                    259
Accrued salaries and commissions                                             2,267                  1,526
Accrued social security and other payroll taxes                                629                    763
Deferred revenue                                                             2,657                  4,465
Other current liabilities                                                    1,624                  1,262
                                                               ---------------------  ---------------------
     Total current liabilities                                              10,957                 11,983

Long-term debt                                                                   -                    305
Other long term liabilities                                                    154                    143
Commitments and contingencies
                                                               ---------------------  ---------------------
     Total non-current liabilities                                             154                    448

Minority interest                                                                -                      -

Stockholders' Equity
Common stock, par value of(euro)0.54 per share (19,657,976 and
19,641,414 shares authorized and issued, and 19,651,223 and
19,634,661 shares outstanding)                                              10,615                 10,606
Capital in excess of par value of stock                                     85,685                 85,717
Accumulated deficit                                                        (27,138)               (22,680)
Cumulative  translation adjustment                                            (838)                  (603)
Deferred compensation                                                         (150)                  (399)
Less common stock in treasury, (6,753 and 6,753 shares)                        (72)                   (72)
                                                               ---------------------  ---------------------
     Total stockholders' equity                                             68,102                 72,569

                                                               ---------------------  ---------------------
Total liabilities and stockholders' equity                     (euro)       79,213    (euro)       85,000
                                                               =====================  =====================


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